

February 12, 2010

Thomas W. Scott
Chairman of the Board of Directors
First Interstate BancSystem, Inc.
401 North 31st Street
P.O. Box 30918
Billings, MT 59116-0918

> **Re: First Interstate BancSystem, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed February 3, 2010**
> **File No. 000-49733**

Dear Mr. Scott:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief